Christian J. Hoffmann, III Writer’s Direct Dial: 602.229.5336 Writer’s Fax: 602.229.5690 E-Mail: choffmann@quarles.com

April 28, 2009

Mr. Larry Spirgel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Aurios Inc.
Form S-1/A
Filed January 28, 2009
File No. 333-150881

Dear Mr. Spirgel:

We have reviewed your February 3, 2009 comment letter (the “Comment Letter”) regarding the Form S-1/A (the “S-1”) of Aurios Inc. (the “Registrant”) filed on January 28, 2009. On behalf of the Registrant, we submit this response letter along with Amendment No. 2 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

Description of Business, page 15

Business Strategy, page 15

1.	We note that revenues from Music Matters have been $14,028 and $5,859 in the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008. This is inconsistent with your disclosure in the Management’s Discussion and Analysis on page 23 regarding significant customers. Please correct this disclosure.

The Registrant revised page 16 of the S-1 and the disclosure in the Management’s Discussion and Analysis on page 23 to correct the disclosure regarding revenues from Music Direct.

Sales and Marketing, page 18

2.	Please discuss why you believe the funds raised in 2007 will allow you to reinvigorate your approach to marketing. We note that you used more than half of the $115,000 raised in 2007 during the first nine months of 2008 without any material expansion of your marketing efforts.

The Registrant revised the S-1 on pages 18 and 19 to address the Staff’s question.

Mr. Larry Spirgel

April 28, 2009

3.	It is unclear to us why you believe you will be able to establish affiliate programs with popular personal profile destinations on websites, such as MySpace and Facebook. We also note from your disclosure on page 16 that you have made little effort to establish affiliate programs. Therefore, please remove your references to affiliate programs involving these websites or clarify the basis for including this disclosure.

The Registrant revised page 19 of the S-1 to remove its reference to affiliate programs involving MySpace and Facebook.

Controls and Procedures, page 25

4.	We note you carried out an evaluation of the effectiveness of “the design and operation of [your] internal controls and procedures.” Please revise to clarify, if true, that you are referring to disclosure controls and procedures.

The Registrant revised page 24 of the S-1 to clarify that it was referring to its disclosure controls and procedures.

Sincerely yours,

/s/ Christian J. Hoffmann, III

Christian J. Hoffmann, III

For the Firm

cc:	Paul Attaway